BALDWIN
BALDWIN PIANO & ORGAN COMPANY
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE
- ---------------------

LOVELAND, OHIO, APRIL 24, 1996 -- Baldwin Piano & Organ Company reports net earnings of $.7 million ($.20 per share) in the first quarter 1996, as compared to $.8 million ($.24 per share) in 1995. Net sales were 9% lower in the first quarter 1996, compared to last year, $27.1 million from $29.8 million.

Unit sales in the acoustic piano category, for both the industry and Baldwin, were down substantially in January and February as compared to last year. The Company believes adverse winter weather affected these retail sales. During March, Baldwin acoustic sales rebounded. This temporary category decline, along with the effects of the consolidation of Baldwin and Wurlitzer dealer networks, contributed to the decline in first quarter net sales. The Company's Contract Electronics segment experienced double digit growth in net sales for the second consecutive quarter.

The Company's operating profit for the first quarter was adversely affected by the decline in net sales of music products. The decline in operating profit for music products was partially offset by a strong performance from the Consumer Finance segment. The Consumer Finance segment's improvement in the first quarter compared to last year resulted from stable interest rates and double digit growth in its portfolio during the second half of 1995. Selling, general and administrative expenses for the first quarter were lower than last year primarily as a result of the Baldwin and Wurlitzer consolidation.

                                                     ...Continued

(in thousands, except                        Three months Ended
 net earnings per share)                           March 31,
                                          1996             1995
                                          ----             ----
Net sales                               $27,147          $29,760
Cost of goods sold                       21,872           23,445
                                        -------          -------
     Gross profit                         5,275            6,315
Income on the sale of
  installment receivables                 1,460            1,189
Interest income on
  installment receivables                   308              206
Other operating income                      859              893
Selling, general and
  administrative expenses                (6,326)          (6,811)
Interest expense                           (525)            (522)
     Earnings before
       income taxes                       1,051            1,270
Income taxes                                367              455
                                        -------          -------
     Net earnings                       $   684          $   815
                                        =======          =======

Net earnings per share                     $.20             $.24
                                        =======          =======
Average number of
  shares outstanding                      3,415            3,415
                                          =====            =====

Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products over 130 years. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers

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CONTACT:  Larry E. Mustard (513) 576-4506


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